Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31,
(Dollars in millions)	2011	2010	2009	2008	2007

Earnings (loss)(a)	$7,286	$1,903	$(2,825)	$6,069	$13,456
Plus:
Interest included in expense(b)	13,845	14,494	16,878	23,153	21,036
One-third of rental expense(c)	203	212	266	169	334
Adjusted "earnings"(d)	$21,334	$16,609	$14,319	$29,391	$34,826

Fixed Charges:
Interest included in expense(b)	$13,845	$14,494	$16,878	$23,153	$21,036
Interest capitalized	25	39	39	65	80
One-third of rental expense(c)	203	212	266	169	334
Total fixed charges	$14,073	$14,745	$17,183	$23,387	$21,450

Ratio of earnings to fixed charges	1.52	1.13	0.83	1.26	1.62

(a)	Earnings (loss) before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(d)
In accordance with Item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of December 31, 2009, this amount was $2,864 million.